ICOS CORPORATION
                                                      22021 20th Avenue SE
                                                      Bothell, WA 98021


PRESS RELEASE
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Contact:     James P. Kappel           Lacy J. Fitzpatrick
             Eli Lilly and Company     ICOS Corporation
             (317) 276-5795            (425) 485-1900

For Release Thursday October 1, 1998 at 7:00 AMEDT:
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LILLY AND ICOS ESTABLISH A JOINT VENTURE TO DEVELOP AND MARKET
          PDE5 COMPOUNDS TO TREAT SEXUAL DYSFUNCTION

BOTHELL, WA -- October 1, 1998 -- Eli Lilly and Company (NYSE:LLY) and ICOS Corporation (NASDAQ:ICOS) announced today that they have entered into an agreement to form a 50/50 owned joint venture to jointly develop and globally commercialize phosphodiesterase type 5 inhibitors (PDE5) as oral therapeutic agents for the treatment of both male and female sexual dysfunction.

The lead compound in the joint venture, IC351, is currently being evaluated in Phase 2 clinical trials as an oral treatment for erectile dysfunction. A recently completed European Phase 2 clinical trial designed to assess safety and efficacy in male erectile dysfunction (erectile response), showed significant improvement relative to placebo-treated patients. Phase 1 studies have demonstrated that IC351 is safe and well tolerated.

Erectile dysfunction, in some form, affects as many as 30 million men globally. Many older therapies are either inconvenient to administer or may lead to troublesome side effects. In addition, female sexual dysfunction represents a large unmet medical need where there are very few treatments.

Under the terms of the agreement, ICOS and Lilly will establish a 50/50 owned joint venture. ICOS will receive a $75 million up-front payment and success milestone payments based on the progression of IC351 through development. ICOS and Lilly will both capitalize the joint venture through a cash infusion by Lilly over a three-year period and the contribution by ICOS of intellectual property associated with IC351 and its research platform. Subsequently, both parties will equally provide for the future capital requirements of the company. The joint venture will market products resulting from this collaborative effort in North America and Europe. For countries outside North America and Europe, products will be licensed exclusively to Lilly for commercialization with a royalty paid to the joint venture.

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"The combined strength of both organizations allows us to enhance our commercialization efforts and accelerate the pace of this program," commented ICOS Chairman and Chief Executive Officer, George Rathmann. "Our joint venture with Lilly represents ICOS' largest collaborative effort to date. We believe Lilly possesses a strong collection of capabilities that will help drive the collaboration's success."

"The creation of this joint venture will give us an opportunity to work with an ICOS research and management team that is well respected and very talented," said August M. Watanabe, M.D., Lilly executive vice president, science and technology. "Our partnership with ICOS represents an aggressive step for Lilly as we continue to evaluate leading and innovative technologies that can supplement our own research and development programs."

In addition, Lilly announced that the combined impact of the up-front payment to ICOS, plus certain other payments made to the joint venture, will be reflected as a one-time after-tax charge of approximately seven cents per share to earnings in the third quarter.

ICOS is discovering and developing new pharmaceuticals by seeking points of intervention in disease processes that may lead to more specific and efficacious drugs. The Company's research and drug development programs involve both acute and chronic conditions.

Lilly is a global, research-based pharmaceutical corporation headquartered in Indianapolis, Indiana that is dedicated to creating and delivering innovative pharmaceutical-based health care solutions that enable people to live longer, healthy and more active lives.

Additional information about Eli Lilly and Company and ICOS Corporation is available on the World Wide Web at http://www.lilly.com or http://www.icos.com.
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